EXHIBIT 2

AstroPower, Inc. Engages Bridge Associates to Provide Interim Management and

Operational and Financial Consulting Services

NEWARK, DE – July 25, 2003 – AstroPower, Inc. announced today that it has engaged Bridge Associates LLC, a nationally known restructuring, turnaround management and expanded capabilities firm, to take charge of the day-to-day operations of AstroPower and its subsidiaries and to stabilize the company’s financial position. Bridge Associates will also analyze all of AstroPower’s operations and make recommendations to the company’s Board of Directors with respect to raising additional working capital as well as the overall future strategy of the company.

In carrying out these responsibilities, Carl H. Young III, a founding member and Managing Director of Bridge Associates, will serve as AstroPower’s new interim Chief Executive Officer. Mr. Young has been active as a turnaround and crisis manager since 1987. He holds a Bachelor of Science degree from Southern Methodist University and a Juris Doctor degree from University of Tulsa.

In addition, Eric I. Glassman, CPA, a Bridge Associates professional with twenty-one years of experience in public accounting and as a financial executive, will serve as AstroPower’s new interim Chief Financial Officer. Mr. Glassman’s relevant experience includes cash management and budgeting, SEC reporting, and managing financial and accounting policies, procedures, internal controls and systems.

Mr. Young and Mr. Glassman replace AstroPower Directors George Roland and Gilbert Steinberg who became acting CEO and CFO, respectively, on May 23, 2003. Dr. Roland and Mr. Steinberg will continue to serve as Directors of the company and as members of the company’s Audit Committee.

About AstroPower

Headquartered in Newark, Delaware, AstroPower manufactures solar electric power products, and is a leading provider of solar electric power systems for the mainstream residential market. AstroPower develops, manufactures, markets and sells a range of solar electric power generation products, including solar cells, modules and panels, as well as its SunChoice™ pre-packaged systems for the global marketplace. Solar electric power systems provide a clean, renewable source of electricity in both off-grid and on-grid applications. For more information, please visit www.astropower.com.

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This press release contains forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, as described in the Company’s registration statements and periodic reports filed with the Securities and Exchange Commission. As a result, there can be no assurance that the Company’s future results will not be materially different from those projected. The projections contained herein speak only of the Company’s expectations as of the date of this press release. The Company hereby expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which such statement is based.

Contact Information:

Colleen Gourley

Public Relations Specialist

AstroPower, Inc.

(302) 366-0400, Ext. 2025